Exhibit 99.1

Investor Presentation August 2024 1

Disclaimer 2 All statements in this presentation, other than those relating to historical facts, are "forward-looking statements . ” Forward - looking statements contained in this presentation include, but are not limited to, statements regarding Gauzy’ Ltd . ’s (the “Company”) strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses financial plans, its project pipeline, its expected revenue models, the potential of its technology, its strategy, market potential for its technology and its future growth . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s prospectus (Registration No . 333 - 278675 ), dated June 5 , 2024 , and filed with the SEC and in subsequent filings with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . This presentation does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . Any offering of securities can only be made in compliance with applicable securities laws . Trade names, trademarks and service marks of third parties in this presentation are the property of their respective holders . This presentation contains certain supplemental financial measures that are not calculated pursuant to generally accepted accounting principles in the United States (“GAAP”) . The Company believes that these non - GAAP financial measures, when presented in conjunction with comparable GAAP measures, provide useful information about its operating results and enhance the overall ability to assess the Company’s financial performance . These non - GAAP financial measures are in addition to, and not as a substitute for or superior to measures of financial performance prepared in accordance with GAAP . There are a number of limitations related to the use of these non - GAAP financial measures versus their most directly comparable GAAP equivalents . For example, other companies may calculate non - GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non - GAAP financial measures as tools for comparison .

Corporate Highlights 3 (1) 2023 vs 2022 Source: Frost & Sullivan. 1. Rapidly growing light and vision control company, 59% year over - year - growth (1) 2. Addressing multiple TAMs in excess of $44B 3. Top tier customers with established relationships 4. Global, asset light operations approach poised for significant growth 5. Strong and differentiated technology supported by strong patent portfolio 6. Robust financial model with significant operating leverage driving margin expansion 7. Vertically integrated capabilities

Manufacturing Sites Israel – Tel Aviv Pending Headquarters Tel Aviv, Israel Global Distribution (1) Tel Aviv Stuttgart Lyon Shanghai Guangzhou Dubai Singapore Seoul Montreal Dallas, TX Miami, FL Los Angeles, CA Melbourne, FL Salt Lake City, UT Unique Product Categories (1) Smart glass technologies Global Employees (1) 656 4 Germany – Stuttgart France – Lyon USA – Melbourne, FL Patents (1) 1 41 Granted 2 3 96 Certified Partners 30+ Countries 20+ ADAS / CMS systems Traditional shading Hardware & system management Partnership programs 14 Office Locations LTM Q2 2024A $89.8 million Customers 1,000 + (1) As of August 2024. 4 A Global Leader in Vision & Light Control

Global Footprint Office Sales representatives Select Partners Tel Aviv Global HQ & Production Strategically Close to Our Customers Montreal Sales CA Salt Lake City Sales & Marketing US Dallas US HQ Los Angeles Sales & Marketing US Miam i Sales & Marketing Melbourne Production US Singapore Sales SG Seoul Sales KR Shanghai Guangzhou Sales & Marketing CH Dubai Sales AE Stuttgart Automotive & Production DE Lyon Gauzy VS HQ Production FR IL Tel Aviv, IL Lyon, FR Stuttgart, DE Melbourne, US 5

A rchitecture T echnologies including camera monitors systems, smart mirrors, safety doors and integrated LCG® Safety Tech Top Tier 1 vendor of custom and serial LCG® and traditional shading products for business and commercial aircrafts Aeronautics Gauzy Ltd. About Gauzy Source: Frost & Sullivan. Interior and exterior LCG® for built spaces across sectors with over 95 certified fabrication partners Key Technologies PDLC / SPD / Electromechanical Shading Key Technologies PDLC / SPD Key Technologies ADAS / CMS / Driver Protection Doors 6 Combined TAM of $44 billion in 2023 growing at a CAGR of 23% through 2028 A utomotive Serving automotive customers as a Tier 1/2 supplier with LCG® and transparent displays for vehicle glazing Key Technologies PDLC / SPD Four Business Divisions Defined by Distinct End Markets

18.5 29.7 35.6 1.8 3.4 10.4 12.6 11.5 20.2 33.8 39.2 $49.1 $77.9 $89.7 2022 2023 LTM Q2 2024 Aeronautics Architecture Automotive Safety Tech 43.7% 13.3% 3.4% 39.7% $ 89.8m Safety Tech TTM Q2 2024 Revenue Aeronautics Automotive Note: 2022A figures include Vision Lite results following the consummation of its acquisition by Gauzy on January 22, 2022. Q uar terly results are unaudited. 1) Automotive results included in Architecture for 2022. 7 41.9% 59.0% 1 YoY Growth 59.0% 41.9% Strong Adoption Trends Driving Outsized Growth Across Segments $ in millions Segment Revenue Mix LTM Q2 2024 Architecture

Growing Profitability Driven by Operating Leverage and R&D Process Improvements Gross Profit Margin (1) Adjusted EBITDA Margin (2) Note: 2022A figures include Vision Lite results following the consummation of its acquisition by Gauzy on January 22, 2022. LTM Q2 220 4 results are unaudited (1) Quarterly gross profit results are unaudited. Gross profit margin represents gross profit as a percentage of revenue. (2) EBITDA is a non - GAAP financial metric that we define as our net loss, the most directly comparable financial measure based on GA AP, excluding net financial expense, tax expense and depreciation and amortization. Adjusted EBITDA is a non - GAAP financial metric that we define as EBITDA (as defined above) excluding acquisition related costs, one - time expenses and equity - b ased compensation expenses. We define Adjusted EBITDA Margin as Adjusted EBITDA for the period divided by revenue for the same period. Please refer to the appendix for a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to their most comparable GAAP me trics. 8 19.8% 25.6% 26.8% 2022 2023 LTM Q2 2024 (40.8%) (26.5%) (21.9%) (45.0%) (40.0%) (35.0%) (30.0%) (25.0%) (20.0%) (15.0%) (10.0%) (5.0%) 0.0% 2022 2023 LTM Q2 2024 Axis Title Gross Profit ($mm) $9.7 $19.9 $24.1 Adj. EBITDA ($mm) ($20.0) ($20.7) ($19.7)

Revenue 9 $37.4 $49.1 H1 2023 H1 2024 YoY Growth +31.5% Gross Profit & Margin (1) $8.7 $12.8 H1 2023 H1 2024 +47.5% Adjusted EBITDA & Margin (2) ($9.7) ($8.6) H1 2023 H1 2024 +47.5% +31.5% YoY Growth Financial Highlights H1 2024 $ in millions Note: H1 results are unaudited (1) Gross profit margin represents gross profit as a percentage of revenue. (2) EBITDA is a non - GAAP financial metric that we define as our net loss, the most directly comparable financial measure based on GA AP, excluding net financial expense, tax expense and depreciation and amortization. Adjusted EBITDA is a non - GAAP financial metric that we define as EBITDA (as defined above) excluding acquisition related costs, one - time expenses and equity - based compensation expenses. We define Adjusted EBITDA Margin as Adjusted EBITDA for the period divided by revenue for the same period. Please refer to the appendix for a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to their most comparable GAAP me trics. 27.0% 23.2% (25.9%) (17.6%)

Revenue 10 $19.9 $24.4 Q2 2023 Q2 2024 YoY Growth +22.4% Gross Profit & Margin (1) $4.0 $6.6 Q2 2023 Q2 2024 20.2% +64.0% Adjusted EBITDA & Margin (2) ($6.3) ($3.9) Q2 2023 Q2 2024 $ in millions +64.0% +22.4% YoY Growth Financial Highlights Q2 2024 Note: Q2 results are unaudited (1) Gross profit margin represents gross profit as a percentage of revenue. (2) EBITDA is a non - GAAP financial metric that we define as our net loss, the most directly comparable financial measure based on GA AP, excluding net financial expense, tax expense and depreciation and amortization. Adjusted EBITDA is a non - GAAP financial metric that we define as EBITDA (as defined above) excluding acquisition related costs, one - time expenses and equity - based compensation expenses. We define Adjusted EBITDA Margin as Adjusted EBITDA for the period divided by revenue for the same period. Please refer to the appendix for a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to their most comparable GAAP me trics. 27.0% (31.7%) 27.0% (16.3%)

Strong Backlog and Long-Term Supply Agreements Provide Visibility and Consistency of Results

- ✓ Multi-year supply agreements with aerospace, automotive and ADAS / CMS customers
- ✓ Product delivery can last for the lifetime of a model, in certain cases 30-40 years
- ✓ New supply agreements provide compounding effect on reoccurring revenues
- ✓ 2023 reoccurring revenue of 83.1%+ (1)
- ✓ Diverse customer base with over 1,000 customers in more than 30 countries across multiple end markets
- ✓ No single customer accounted for more than 9.3% of revenue in 2023A

Backlog Momentum(2)


Aeronautics
Architecture
Automotive
Safety Tech
$ in millions
$26.9
6.4
3.4 3
17.1
$36.2
8.3
4.4
3.6
19.8
Q2 2023
Q2 2024

(1) Defined as revenue from customers who were also customers in 2022 and earlier.
(2) Revenue backlog is a key business metric that we define as booked orders based on purchase orders or hard commitments that have not been shipped yet or have been shipped but not yet recognized as revenue.
(3) Automotive backlog included in Architecture for Q2 2023.

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54.8% 10.0% 12.2% 23.0% $36.2m Key Market Adoption Updates Architecture Q2 2024 Backlog Aeronautics Automotive Safety Tech Innovations and Market Adoption Driving Strong Backlog 10 Q2 2024 Backlog (1) Market Share in Aircraft Cockpit Shading Systems for Commercial Airlines and Business Jets An increase from ~90% in 2023 Global metros deploying Gauzy’s Smart Vision ADAS/CMS (2) Including major metros London, New York, Brisbane (AUS), Lyon (FR) (1) Revenue backlog is a key business metric that we define as booked orders based on purchase orders or hard commitments tha t h ave not been shipped yet or have been shipped but not yet recognized as revenue. (2) ADAS – Advanced Driver Assistance Systems ; CMS – Camera Monitor Systems Global customers across all segments Driving a 34.6% increase in Q2 backlog YoY ~95% 80+ 1,000+

13 (1) Defined as the sum of short - term borrowing and current maturities of bank loan, short - term loan relating to factoring arrang ements and current maturities of long - term debt measured under the fair value option. (2) Defined as the sum of long - term debt measured under the fair value option and long - term bank loan. (3) Convertible loans were fully converted to equity at IPO. ($ in Millions) June 30, 2024 December 31, 2023 $63.7 $4.6 Cash and Cash Equivalents 35.0 40.3 Undrawn Credit Line 98.7 44.9 Total Available Cash (including undrawn credit line) 51.7 28.5 Short Term Debt Facilities (1) 24.0 38.7 Long Term Debt Facilities (2) 0 55.9 Convertible Loans from Existing Shareholders (3) 75.6 123.1 Total Debt Facilities Initial Public Offering and 100% Conversion of Convertible Debt to Equity Strengthened Balance Sheet and Leverage Metrics Strong Liquidity Profile Supporting Business Plan Execution

Aeronautics

Award winning shading and cabin management systems designed for safe operation and passenger comfort in private/commercial aircrafts and helicopters. We are committed to providing serial and custom solutions with complete design, electronics and composite profiling for new and existing aircrafts.



Safety

Cockpit shading to mitigate glare and eye strain associated with fatigue, and for increased visibility and spatial orientation

~95% market share of cockpit shading market in commercial aircraft and business jets



Passenger Experience

Inflight entertainment systems or instant light control for comfort and ambiance via manual or crew controlled smart cabin systems and touch panels



Shading and Privacy

Create shading or opacity in windows and partitions providing privacy and precise light control with unobstructed views for a comfortable fight


50%

Ambiance Control

Automated, manual or centralized controls of lighting, LED colors, shade transitions and entertainment tailored to passengers preferences

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2023 Global TAM $0.6bn 2023E - 2028E TAM Growth CAGR (1) 6.4% Key Technologies PDLC / SPD / Traditional Shading Top Tier 1 vendor of custom and serial LCG® and traditional shading products for private and commercial aircrafts % of FY 2023A Gauzy Sales 43 % Key Drivers Airlines desire to differentiate the passenger experience x Shift of cabin shading decision from OEMs to airlines driving new build and retrofit opportunities x Serve 95% of the OEM market – 2 signed contracts across a developing TAM of 150 airlines x Distinct Business Divisions – Aeronautics Gauzy Ltd. About Gauzy Source: Frost & Sullivan. 15 Source: Frost & Sullivan. (1) This is an estimate and forward - looking, subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the Company's control and remain subject to changes. Actual results may vary, and those variations may be material . 2022 - 2023 Growth 68%

Automotive Sustainability Reduce fuel consumption with thermal regulating materials while protecting interiors for durability Safety Block glare that affects visibility, enable privacy for security and communicate safety warnings Passenger Experience Support comfort and ambiance with on demand glass control for shading, natural light and entertainment Design Enable OEMs to meet design needs ; increased space, reduced materials, unique applications and sleek appeal Providing passenger cars, commercial vehicles, railway, and marine with LCG® smart glass technologies as a Tier 1 or 2 with products that activate vehicle glazing for multi - functionality. 16

Gauzy Ltd. About Gauzy Source: Frost & Sullivan. 17 2023 Global TAM $9.4bn 2023E - 2028E TAM Growth CAGR (1) 21.1% Key Technologies PDLC / SPD Serving automotive customers as a Tier 1/2 supplier with LCG® and transparent displays for vehicle glazing % of FY 2023A Gauzy Sales (2) 19% Key Drivers Accelerating vehicle electrification trend, focus on energy savings x Thin, smart glass rooftops are key space - saving solution for EVs (batteries add bulk to chassis and take away head space) x Distinct Business Divisions – Automotive (2) Combined with Architecture . Source: Frost & Sullivan. (1) This is an estimate and forward - looking, subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the Company's control and remain subject to changes. Actual results may vary, and those variations may be material.

Architecture Privacy & Shading LCG® switches from transparent to opaque for privacy and shading or an open atmosphere for instant light control and spatial agility Occupant Wellbeing A hygienic solution that provides thermal control, natural light and views while promoting productivity, focus and sleep LCG® replaces traditional shading, privacy and display solutions in interior and exterior glass, balancing natural light, thermal control and user preferences. Chosen by leading brands for hotels, office spaces, luxury residential, retail and healthcare facilities globally via 75+ certified partners. Design Support modern glass - filled designs with bespoke aesthetics that optimize space, lighting views and unique features Sustainability May contribute to LEED points (1) , and reduces traditional solutions that deteriorate over time and create redundancy (1) LEED points are administered by the United States Green Building Council (USGBC). 18

2023 Global TAM $28.7bn 2023E - 2028E TAM Growth CAGR (1) 23.9% Key Technologies PDLC / SPD Interior and exterior LCG® for built spaces across sectors with over 75 certified fabrication partners % of FY 2023A Gauzy Sales (2) 19% Key Drivers Government tax incentives (e.g. Inflation Reduction Act and Dynamic Glass Act) for energy - saving smart glass in construction up to 30% tax credits x Targeted marketing effort x Distinct Business Divisions – Architecture Gauzy Ltd. About Gauzy Source: Frost & Sullivan. 19 (2) Combined with Automotive . Source: Frost & Sullivan. (1) This is an estimate and forward - looking, subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the Company's control and remain subject to changes. Actual results may vary, and those variations may be material.

Safety Tech Safety Reduce on - road accidents between vehicles, pedestrians and objects with extended driver visibility and blind spot management Driver Experience Eliminate glare while reducing eye strain and fatigue with HD displays day or night High ROI Retrofitted for immediate use, low maintenance cost, reduced fuel costs and less accidents with need for repair Design Aerodynamic design reduces weight, increases modern aesthetic and can be retrofitted or customized for serial production Setting a new safety standard with products that provide drivers a wider view of the on - road environment allowing for corrective operational decisions that have shown to reduce accidents while enhancing driver and passenger confidence. 20

2023 Global TAM $5.6bn 2023E - 2028E TAM Growth CAGR (1) 21.5% Key Technologies ADAS / CMS / Driver Protection Doors Technologies including camera and motion sensor systems, smart mirrors, safety doors and integrated LCG® % of FY 2023A Gauzy Sales 38% Key Drivers Increased focus on safety from all stakeholders, including regulators x New build and retrofit opportunities for existing fleets x Distinct Business Divisions – Safety Tech Gauzy Ltd. About Gauzy Source: Frost & Sullivan. 21 Source: Frost & Sullivan. (1) This is an estimate and forward - looking, subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the Company's control and remain subject to changes. Actual results may vary, and those variations may be material. Retrofitting buses on complete public transportation systems in cities like Brisbane, London, Lyon and New - York x Micro mobility trend increasing chances of accidents, driving further demand for zero blind spot systems x

Appendix 22

As of August 19, 2024, our exclusively – owned patent portfolio includes 141 issued patents, of which 18 are U.S. patents and the remaining are RoW In addition, the Company currently has 23 pending patents globally A Unique Set of Proprietary Technologies Backed by a Strong IP Portfolio Strong IP Portfolio Secures Market Leadership PDLC Description: Contains liquid crystals that are dispersed into a polymer glue - like material Use cases: Light transmittance of 80%, makes PDLC ideal for light filled privacy, projections and whiteboard use in offices, private residences, retail and healthcare settings SPD Description: Contains miniscule solid particles which are suspended in liquid and coated between two layers of PET - ITO Use cases: Shades and cools interiors, blocking up to 99% of incoming natural or artificial light, used in automotive and buildings ADAS Description: Advanced driver assistance system, based mainly on camera analysis and enhanced by Artificial intelligence and neuronal network algorithms, enables a measured understanding in real time of all the environment of any vehicle with only a few sensors Use cases: Unique feature in ex99-1 processing to give the driver a unique and effective vision of his vehicle in its environment, enabling safe and semi - autonomous maneuvers with a very precise positioning of heavy vehicle and alerting in case a collision risk is detected 23

Term	Definition
Active Smart Glass	Product that changes appearance and function in response to on/off electrical charges to conductive films or coatings
Controller	A device that can deliver constant electricity to smart glass to switch appearance from transparent to tinted or opaque, with dimming capabilities
Electrochromic Glass	An active smart glass technology primarily used for facade windows made of formulations coated directly onto glass
LCG®	Light Control Glass®, a registered Gauzy trademark, contains molecules and particles that position to control the passage of various types of light
Outdoor Grade PDLC Film	Electrically conductive polymer dispersed liquid crystal film for exterior windows that controls heat but not light, only available by certain manufacturers
Passive Smart Glass	Photochromic and thermochromic glass treated with coatings that respond to solar rays
PDLC Film	An electrically conductive film comprised of polymer dispersed liquid crystals that controls light
Laminated PDLC Film	PDLC film produced by a manufacturer, that is laminated between sheets of glass with adhesive interlayers by a glass fabricator
Retrofit PDLC Film	PDLC film with an adhesive coating that is applied directly to existing glass
Simple PDLC	Switchable PDLC film that manipulates light but not heat
Smart Glass	Glass that changes its visual properties in response to stimulants such as electricity
SPD Film	Suspended particle device film for smart glass that cools and shades interiors when conductive, nano-sized, solid particles floating in liquid respond to an electrical charge
Thermochromic Glass	Passive dynamic glass used in windows to control solar heat
Tintable Glass	Smart glass (also called switchable or privacy glass) that changes appearance and function in response to electricity
Transformer	A control mechanism that can't dim smart glass but changes it from clear to opaque by turning current on and off. Requires smart glass to remain off for up to a certain amount of hours per day
ADAS/APAS	Advanced Driver Assistance Systems / Advanced Passanger Assistance Systems
CMS	Camera Monitoring Systems
BSIS	Blind Spot Information Systems
MOIS	Moving Off Information Signal

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Historical Non-GAAP Reconciliations

	Three Months Ended June 30,		Six Months Ended June 30,		Fiscal Year Ended December 31,		Trailing 12 Months Ended June 30,
	2023	2024	2023	2024	2022	2023	2024
Net loss	**(18,802)**	**(23,087)**	**(37,321)**	**(36,334)**	**(37,903)**	**(79,267)**	**(78,280)**
Income Tax Expenses (Income)	41	22	55	84	44	183	212
Financial (Income) Expenses, net	9,939	15,274	22,886	18,828	5,476	47,122	43,064
Depreciation and Amortization	1,387	1,515	2,764	3,043	5,600	5,711	5,990
EBITDA	**(7,436)**	**(6,276)**	**(11,616)**	**(14,379)**	**(26,783)**	**(26,251)**	**(29,014)**
Acquisition Related Costs and Debt Raising Costs	40	852	65	2,182	2,339	2,006	3,877
Non-cash Fair Value adjustment(1)	661	(193)	1,069	(168)	2,594	747	(244)
Equity-based Compensation Expense	402	1,165	824	3,325	1,678	2,567	5,068
Doubtful Debt Expense(2)	10	553	(3)	389	172	234	626
Adjusted EBITDA	**(6,323)**	**(3,899)**	**(9,661)**	**(8,651)**	**(20,000)**	**(20,697)**	**(19,687)**
Margin	-31.7%	-16.0%	-25.9%	-17.6%	-40.8%	-26.5%	-21.9%

(1) One-time expenses related to the Earn Out Agreement with the Sellers.

(2) Doubtful debt expenses related to accounts receivable that we do not expect to collect; such amounts are not included in our net trade receivables.

Note: 2022A figures include Vision Lite results following the consummation of its acquisition by Gauzy on January 22, 2022.

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